U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended December 31, 2025 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1) the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1;

(2) Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;

(3) the press release dated March 13, 2026 titled “Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2026” as Exhibit 99.3;

(4) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

This report on Form 6-K is hereby incorporated by reference into the Company’s:

(i) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein;

(ii) Registration Statement on Form S-8 (file No. 333-284867) filed with SEC on February 12, 2025;

(iii) Registration Statement on Form F-3 (file No. 333-257806) filed with SEC on July 9, 2022 and declared effective on September 30, 2022.

(iv) Registration Statement on Form F-3 (file No. 333-268657) filed with SEC on December 2, 2022 and declared effective on January 05, 2023.

(v) Registration Statement on Form F-3 (file No. 333-292540) filed with the SEC on January 2, 2026 and declared effective on January 14, 2026.

Exhibit Index:

99.1	Unaudited Condensed Consolidated Interim Financial Statements and Related Notes for the Six Months Ended December 31, 2025 and 2024.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Press release dated March 13, 2026 titled “Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2026.”

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

March 13, 2026	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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